WARNING: THE EDGAR SYSTEM ENCOUNTERED ERROR(S) WHILE PROCESSING THIS SCHEDULE.

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The following matters were submitted to a vote of stockholders at the Dresdner
RCM Capital Funds, Inc. Special Meeting held on December 18, 2000:
1.	For the stockholders of the various portfolios of the Capital Company -
Dresdner RCM International Growth Equity Fund, Dresdner RCM MidCap Fund
and Dresdner RCM Small Cap Fund to consider and vote on a proposed reorganization into substantially similar newly created portfolios of
Dresdner RCM Global Funds, Inc. and the subsequent dissolution of the
Capital Company.
	Dresdner RCM MidCap Fund 		For (71,654,772)		Against
(187,711)	Abstain (0)
	Dresdner RCM Small Cap Fund		For (22,433,195)		Against
(94,167)		Abstain (0)
	Dresdner RCM International Growth	For (11,630,650)		Against
(1,214,392)	Abstain (21,303)
	Equity Fund

		Sub-Item 77C


cap_mtgresults.doc	Page 1	03/01/01


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